 Exhibit 2.1
CERTIFICATE OF FORMATION OF
Arrived STR 2, LLC

FIRST:
The name of the limited liability company is Arrived STR 2, LLC.

SECOND:
The address of its registered office in the State of Delaware is 108 W.
13th Street, Suite 100, Wilmington, DE 19801 in the County of New Castle. The name of its registered agent at such address is Vcorp Services, LLC.

THIRD:
Members may be admitted in accordance with the terms of the Operating Agreement of the limited liability company.

FOURTH:

Series Limited Liability Company. The Company is a series limited liability company. Separate and distinct records shall be maintained for each such series and the assets associated with each such series shall be held in such separate and distinct records (directly or indirectly, including through a nominee or otherwise) and accounted for in such separate and distinct records separately from the other assets of the Company, or any other series thereof. Notice is hereby given that the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the Company generally or any other series thereof, and none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Company generally or any other series thereof shall be enforceable against the assets of such series.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on January 12, 2023.

ls/Barbara Quinones
Barbara Quinones, Authorized Person

State of Delaware Secretary of State Division of Corporations
Delivered 06:16 PM 01/12/2023 FILED 06:16 PM 01/12/2023
SR 20230123057 - File Number 7235376